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United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ernest Greene
Anne McConnell
Thomas Jones
Jay Ingram

Re:	IHS Towers Limited
Draft Registration Statement on Form F-1
Confidentially submitted on January 27, 2020
CIK No. 0001725749

Ladies and Gentlemen:

On behalf of IHS Towers Limited (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on January 27, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on February 21, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Market and Industry Data, page vi

1.	Please tell us whether you commissioned any of the third-party data included in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the referenced third-party data from Analysys Mason was commissioned by the Company on November 18, 2019 for use in the Registration Statement. The Company has revised page viii of Submission No. 2.

The Company supplementally advises the Staff that Analysys Mason is not an “expert” within the meaning of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Company does not believe a consent is required to be filed as an exhibit to Submission No. 2. Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that the independent third party referenced here is Analysys Mason, a consulting and research firm. Analysys Mason primarily collects and aggregates survey and statistical data, and the related information contained in Submission No. 2 reflects the aggregate survey and collected data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that Analysys Mason is not amongst the enumerated professions under Section 7 of the Securities Act, nor are they within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that Analysys Mason is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the Company expressly identifies them as experts or the statements are purported to be made on the authority of such providers as “experts.” The Company respectfully advises the Staff that it has neither expressly identified Analysys Mason as an “expert” in Submission No. 2 nor purported to make statements in Submission No. 2 on the authority of Analysys Mason as an “expert.” Accordingly, the Company believes that Analysys Mason should not be considered an “expert” within the meaning of U.S. federal securities laws.

Announced Acquisitions, page 14

2.	Please demonstrate to us how you determined that no additional financial statements are required under Rule 3-05 of Regulation S-X related to probable acquisitions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered whether historical financial statements were required under either Rule 3-05 of Regulation S-X (“Rule 3-05”), or under Rule 3-14 of Regulation S-X (“Rule 3-14”), for the Kuwait Acquisition and the CSS Acquisition (each as defined in Submission No. 2). The Company also advises the Staff that it has chosen to early adopt the provisions of SEC Release No. 33-10786 Amendments to Financial Disclosures about Acquired and Disposed Businesses with effect from January 1, 2020 and references to Rule 3-05 and Rule 3-14 herein refer to such rules as amended by such SEC Release.

Kuwait Acquisition

As it relates to the Kuwait Acquisition, which was completed in February 2020, the Company concluded that the tower assets acquired from Mobile Telecommunications Company K.S.C.P (“Zain”) did not constitute a business based on the definition set forth in Rule 11-01(d) of Regulation S-X and, accordingly, historical, pre-acquisition financial statements for the Kuwait Acquisition were not required for purposes of Rule 3-05. Under the terms of the transaction, the Company only acquired Zain’s passive, physical infrastructure, which did not constitute a separate entity, subsidiary, division or product line of Zain. The Company did not acquire the majority of the attributes set out in Rule 11-01(d)(2). Subsequent to the acquisition, the towers form part of the Company’s supply and distribution assets which support its revenue producing activities, so the Company considers that there was a substantial change in those activities after the acquisition. Based on the factors described above, the Company concluded that the transaction was an acquisition of assets for purposes of Rule 11-01(d).

For the Staff’s information, the Company notes that, if the Kuwait Acquisition were concluded to be a real estate operation pursuant to Rule 3-14(a)(2)(i), which further references and relies on the definition of a business pursuant to Rule 11-01(d), its significance would be approximately 3% based on the investment test condition specified in the definition of significant subsidiary in Rule 1-02(w)(1)(i).

CSS Acquisition

As it relates to the CSS Acquisition, also completed in February 2020, the Company concluded that the acquisition was that of a business (as that term is defined in Rule 11-01(d)), and performed the required significance tests under the conditions specified in the definition of significant subsidiary under Rule 1-02(w) of Regulation S-X. None of the significance tests exceeded 20% as compared to the corresponding figures of the Company (12%, 6%, 13% and 3%, for the investment, asset, income and revenue tests, respectively). Accordingly, the Company has concluded that such historical financial statements are not required under Rule 3-05.

The Reorganization Transactions, page 14

3.	You state that prior to the consummation of this offering, all of the outstanding shares of IHS Holding Limited will be exchanged for ordinary shares of IHS Towers Limited. Please disclose how you determined or will determine the number of ordinary shares to be issued to the shareholders of IHS Holding Limited, including any differences related to the Class A and Class B shareholders and whether there will be any impact on the current ownership interests.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company currently believes that all of the outstanding Class A and Class B shares of IHS Holding Limited will be exchanged on a one for one basis for ordinary shares of IHS Towers Limited with equivalent economic and voting rights. As such, there will be no impact on the current economic ownership interests and after the Reorganization Transactions all shares will have equivalent voting rights. The Company advises the Staff that the post-offering corporate structure is still being discussed with the Company’s existing shareholders and the Company will revise the disclosure related to the Reorganization Transactions in a pre-effective amendment to the registration statement to the extent necessary to reflect any changes.

The Company has revised page 15 of Submission No. 2.

Summary Consolidated Financial and Operating Data, page 18

4.	In regard to your Non-IFRS financial measures, Adjusted EBITDA and Adjusted EBITDA Margin, please address the following:

•	More fully explain why you believe adjusting Non-IFRS financial measures for exceptional items, such as impairments of withholding tax receivables and provisions for bad and doubtful debts, which appear to be normal business costs, are reasonable and appropriate.

•	More fully explain the nature of the other expenses and why you believe adjusting Non-IFRS financial measures for costs that appear to relate to compliance reviews, consultancy costs, and start-up costs, are reasonable and appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company views Adjusted EBITDA and Adjusted EBITDA Margin as operating performance measures that are useful to investors and are used by management for measuring profitability and allocating resources because they exclude the impact of certain items that have less bearing on the Company’s underlying operating performance. The Company believes that presenting these non-IFRS measures provides investors with useful supplemental information to enhance their understanding of the Company’s underlying business performance and trends. Disclosing these non-IFRS financial measures allows investors to view the Company’s underlying operating results in the same manner as they are viewed by Company management.

Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Question 102.03 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures provides that such a prohibition is “based on the description of the charge or gain that is being adjusted,” and that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.” In addition, in developing its non-IFRS metrics, the Company also considered Question 100.01 of the C&DIs which provides that “certain adjustments, although not explicitly prohibited, [may] result in a non-GAAP measure that is misleading…[f]or example, presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business.”

On reflection of the Staff’s comment and the C&DIs, and in connection with the preparation of its 2019 financial statements, the Company has recharacterized certain items related to impairment of withholding tax receivables, business combination costs, and other non-operating income and expenses from ‘exceptional items’ to ‘non-operating income and expense’ as the Company has determined that these items no longer meet the definition of ‘exceptional’ according to the Company’s policy, based on their instance of occurrence. The Company believes, however, that these costs should continue to be adjusted for in Adjusted EBITDA and Adjusted EBITDA Margin to enhance users’ understanding of the Company’s consolidated underlying business performance, and sets out its explanation of these items further below.

The Company also advises the Staff that these measures, on a consolidated basis, are consistent with information reported to the chief operating decision maker for purposes of making decisions about allocating resources to each operating segment and assessing its performance.

In response to the Staff’s comment, the Company sets out the nature of the following items and why it believes adjusting its non-IFRS measures for these items is reasonable and appropriate:

•	Provision for bad and doubtful debts: This adjustment relates to one specific Key Customer, which following the withdrawal of an international shareholder and intervention by its lending banks, was subject to a prolonged sale process from July 2017 through November 2018, resulting in this Key Customer experiencing payment issues. This Key Customer has subsequently restructured its debt and partly recapitalized, and continues to operate and make payments to the Company, although it has lost market share to other competitors during the period of financial distress and sale process.

The Company’s provisioning for bad and doubtful debts during the year ended December 31, 2019 and beyond reflects the Company’s normal operating policy for the provision for expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on the customer’s financial position and forward looking macroeconomic data.

This “exceptional” portion of the bad and doubtful debts provision relates only to this Key Customer in respect to the previously described atypical situation, and does not include that portion of the overall provision for bad and doubtful debts which are incurred as part of the Company’s normal business costs. The total bad and doubtful debts provision of the Company for the years ended December 31, 2018 and 2017 were $50.6 million and $55.9 million respectively, which was comprised of $20.6 million and $17.6 million, respectively, of normal, recurring bad and doubtful debts and $30.0 million and $38.3 million, respectively, of non-recurring bad and doubtful debts generated by atypical collection issues with the one Key Customer, that the Company determined to be exceptional in 2018 and 2017.

•	Other expenses (other exceptional items): Other expenses in 2017 and 2018 (presented within “other exceptional items” in Submission No. 2) primarily relate to site safety, structural integrity and compliance review related to our towers in Nigeria, Middle East start-up costs and consultancy costs related to certain tax and duties advice, implementation of IFRS 16 and assistance in restrictions placed on bank accounts that were, in each case, atypical and outside the ordinary course of business for the Company; and, in 2019 included consultancy, facility set-up, and other related expenses for the Company’s finance transformation program. Management does not consider these costs to be normal, recurring expenses in its evaluation of the Company’s ongoing operations, because these expenses were temporary and transitional in nature. While the Company anticipates incurring other expenses in future periods that are atypical and outside the ordinary course, the Company does not anticipate incurring similar costs related to these discrete items. Since these initiatives will not recur in the future and are not representative of the Company’s underlying operating performance, presenting non-IFRS measures that adjust for these costs helps investors measure the Company’s core operating performance and understand the Company’s financial results on a consistent basis from period to period.

•	Non-operating income and expense: These amounts relate to the impairment of withholding tax receivables, business combination transaction costs, and impairment of property, plant and equipment and the related prepaid land rent on the decommissioning of sites. With respect to impairment of withholding tax receivables, the quantum and timing of such impairment charges do not bear a relationship to the Company’s incurrence of the withholding tax receivable, which in turn correlates to the timing of the revenue recognised and therefore the underlying business performance; rather, the impairment charge is a function of management’s current and future expectation of the Company’s taxable profitability. Similarly, the non-cash impairment charges related to site decommissioning and the business combination transaction costs are not, in the Company’s view, reflective of current ongoing business costs but rather are discrete items that, together with the impact of impairment of withholding tax receivables, can be inherently difficult to budget for or control, and can distort a user’s understanding of routine ongoing operations and trends. Further, the effect of these items is removed from the consolidated Company and segment measures of performance used by the Company’s chief operating decision maker when evaluating performance and allocating resources amongst operating segments. Accordingly, the Company considers adjustment of these items in presenting its non-IFRS measures to be consistent with management’s use of the measures and facilitates investors’ understanding of the underlying consolidated business performance.

The Company has revised its disclosures of Non-IFRS measures in Summary Consolidated Financial and Operating Data beginning on page 20 and in Note 5 Segment reporting on pages F-45 through F-47 of Submission No. 2.

Use of Proceeds, page 73

5.	If you do not have a specific plan for a significant portion of the proceeds, please say so clearly and discuss the principal reasons for the offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 18 and 85 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of years ended December 31, 2018 and 2017, page 93

6.	You indicate that revenue for the year ended December 31, 2018 benefitted from $38.5 million of revenue resulting from reaching an agreement with a customer on the application of certain contractual terms, which permitted the recognition of revenues in the current year for services provided in prior years. Please more fully explain the facts and circumstances that resulted in the recognition of revenue in the current year for services provided in prior years, including the specific nature of the services, when the services were provided, how the services were accounted for in your financial statements when they were provided, and the contractual terms that were subject to dispute and how they were resolved.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company often enters into ongoing dialogue with Key Customers around the interpretation of certain key contractual clauses and consequently the quantum of revenue that can be billed. As these dialogues can often be lengthy, this can occasionally cause revenue to be recognized from prior periods. By way of background, the Company has more than one contract for each of its Key Customers and, despite the fact that the services the Company provides are consistent across its contracts, each contract has different mechanisms for calculating the quarterly billing features, such as the date billing commences following a Request for Integration, or which foreign exchange rate is used over each period. In 2018, the Company reached agreement with a Key Customer on a number of clauses in various contracts where interpretation was either unclear or silent and, on agreement, the Company was able to recognize $38.5 million of revenue. This revenue related to services provided in the ordinary course of business and related to prior periods. These instances are dealt with as part of the Company’s regular working relationship with its customers and, once agreed, can lead to additional revenue being recognized if proven to be validly chargeable under its customer contracts.

In considering the point at which the Company may recognize revenue in such instances, the Company assesses both whether performance obligations are satisfied and the recoverability of revenue. In making such assessment, the Company considers whether the customer would concur with such satisfaction of performance obligations at that point, and with the contractual pricing, and recognizes the revenue that is expected to be recovered. Amounts not expected to be recovered are considered to be variable consideration, contingent upon agreement of pricing and/or timing of delivery and the likely receipt of funds from the customer.

The Company has revised page 116 of Submission No. 2.

7.	You disclose that your loss allowance on trade receivables decreased by 9.5% to $50.6 million for the year ended December 31, 2018, from $55.9 million for the year ended December 31, 2017, primarily attributable to a decrease in the impairment provision for overdue trade accounts receivables. Please expand your disclosures to more fully discuss how you determined the amounts of the losses you recorded, identify the customers the losses are related to, and address your exposure to potential additional losses. Please also more fully explain why your loss allowance on trade receivables during the two most recent fiscal years increased significantly relative to historical amounts and why the losses appear to be significant relative to revenue. Please also identify your three significant customers and clarify if the losses relate to these customers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as noted in our response to comment 4 above, the Company had an exceptional increase to the bad and doubtful debt provision due to payment difficulties with one specific Key Customer, which accounted for 13% and 15% of our revenue for the years ended December 31, 2018 and 2017, respectively.

Furthermore, the Company advises the Staff that our top three customers are MTN Nigeria, 9mobile and Airtel Nigeria, which, along with other MTN Customers, Airtel Zambia, Airtel Rwanda, Orange Cameroon, Orange Côte d'Ivoire and, subsequent to the Kuwait Acquisition and the CSS Acquisition, Zain Kuwait, Claro S.A., TIM Cellular S.A. and Telefonica Brasil S.A., the Company defines as Key Customers. The increase in the Company’s loss allowance and the exceptional item as noted in our response to comment 4 relates to one of the Company’s top three customers.

The Company has revised pages 108, 112, 119, F-45, F-46 and F-51 of Submission No. 2.

Principal and Selling Stockholders, page 166

8.	Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 167.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will revise the disclosure in a pre-effective amendment to the registration statement to include the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the Principal and Selling Shareholders table.

Consolidated Financial Statements, page F-1

9.	We note your representation that “in no event will the Company seek effectiveness of its Registration Statement on Form F-1 if the audited financial statements of IHS Holding Limited are older than 15 months at the time of the offering”. Please confirm that if the Company seeks effectiveness of its Registration Statement on Form F-1 if the audited financial statements of IHS Holding Limited are less than 15 months, you will provide the interim financial statements required by Item 8.A.5 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the audited financial statements of IHS Holding Limited for the year ended December 31, 2019 are included in Submission No. 2. To the extent the Company seeks effectiveness of its Registration Statement if the audited financial of IHS Holding Limited are less than 15 months, it will provide the interim financial statements required by Item 8.A.5 of Form 20-F.

Consolidated statement of income and other comprehensive income, page F-3

10.	Please revise your disclosures here and throughout the filing to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the per share amounts presented in Submission No. 2.

2. Summary of significant accounting policies

2.5 Revenue recognition, page F-16

11.	On page three, you indicate that your core business is providing shared telecommunications infrastructure services to MNOs. You provide your customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request other ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites, as well as site improvements. In certain strategic instances, you may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. Please help us more fully understand when and how you recognize revenue for each of the activities listed above. Please revise your disclosures to more fully address when and how you recognize revenue for installing additional equipment on a Tower and for commissioning the construction of new Towers to a customer’s specifications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in determining whether the amounts of revenue from contracts with customers fall within the scope of IFRS 15 “Revenue from Contracts with Customers” or within the scope of IAS 17 and IFRS 16 “Leases”, the Company considers whether there are separate performance obligations to which a portion of the transaction price needs to be allocated and revenue recognized separately.

As such, the Company classifies revenue as i) leasing revenues and ii) non-lease revenues:

i.	Leasing revenues: Colocation revenue, including Lease Amendments and New Sites are revenue streams all deriving from the same services (lease of space on Company owned and leased towers, which are shared by various operators and data service providers). Revenue is generated on towers either from anchor tenants (original tenants on towers) or colocation tenants (subsequent tenants) when further customer equipment is installed on the towers. As such the company considers these as leasing revenues within the scope of IAS 17 and IFRS 16, and for the years ended December 31, 2019, 2018 and 2017 leasing revenues were $889.9 million, $800.7 million and $743.8 million, respectively.

The portion of leasing revenues, for which the Company is the lessor, are treated as operating leases. Leasing revenues, including fixed escalation clauses, are recognized on a straight-line basis over the current lease term of the agreement. Escalation clauses tied to the Consumer Price Index or other inflation-based indices, are excluded from the straight-line calculation. However, any fixed increases are included. New Sites do not relate to the construction of a tower site to be delivered to a customer (i.e. a site to be owned and operated by that customer) but to the development of a tower site to be owned and operated by the Company at a location requested by a customer where that customer will be the anchor tenant on the Company owned site. The Company then is able to colocate other tenants on those towers in the same way as its other sites.

ii.	Non-lease revenues: Managed Services, such as maintenance, security and power supply for Towers owned by third parties are considered within the scope of IFRS 15. The Company typically does not charge or recognize revenue for installing additional equipment since this is typically performed by the customers, not by the Company.

Non-lease revenues are recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. For non-lease revenue, two separate performance obligations have typically been identified: one in respect of the operation of tower infrastructure and one in respect of the provision of maintenance services and power, with each being a series performance obligation to stand ready to deliver the required services. Such revenue is recognized in the accounting period in which the services are rendered, subject to assessments of recoverability.

The Company has revised pages 107 and 108 of Submission No. 2.

12.	We note that 67% and 61% of total revenues for fiscal 2018 and 2017 were derived from lease revenues which are not included in the scope of IFRS 15 “Revenue from contracts with customers”. Please explain to us your consideration to provide disaggregated revenue disclosures within the scope of IFRS 15.114, to more fully depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, if applicable, and disaggregated revenue disclosures within the scope of IAS 17.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as noted in the response to comment 11 above, two separate performance obligations have typically been identified within the non-lease elements of colocation contracts: one in respect of the operation of tower infrastructure and one in respect of the provision of maintenance services and power, with each being a series performance obligation to stand ready to deliver the required services. The identification of these two performance obligations does not change the timing of revenue recognition of the non-lease component as both are typically satisfied over the same time period.

5. Segment reporting, page F-45

13.	You disclose that during 2019, you changed your operating segments based on the internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. You disclose that your operating segments are managed and grouped within two reportable segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins). Please more fully explain to us the nature and composition of your operating segments and reportable segments before and after the change. Please also confirm and clarify whether your current operating segments are the same as your current reportable segments. If not, please revise your disclosure to indicate that you are aggregating operating segments and disclose the judgments made in applying the aggregation criteria. Refer to IFRS 8.22(aa).

Response: The Company respectfully advises the Staff that during September 2019, in connection with a change in corporate structure and a bond financing transaction, the Company reorganized its Nigerian operations, which resulted in reporting Nigerian results on a consolidated basis, for both internal management and external reporting purposes.

Prior to the change in 2019, the Company’s operating segments were defined at the country level, being Nigeria, Rwanda, Zambia, Cameroon and Côte d’Ivoire, which was consistent with the management’s organization of the Company. These operating segments were aggregated into the Nigeria and Southern Africa reportable segment and the West & Central Africa reportable segment based on having similar economic characteristics, which were primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins).

As a result of the September 2019 bond issuance and the Nigerian restructuring, the Company reviewed its internal organizational structure, and formalized the responsibilities of those managing the operating segments. This resulted in the Company’s operating segments changing to: 1) Nigeria, consisting of all Nigerian operations, and 2) Rest of Africa, consisting of operations in Rwanda, Zambia, Cameroon and Côte d’Ivoire.

The Company’s operating segments are now the same as the Company’s reportable segments, and the Company no longer aggregates operating segments with similar economic characteristics.

11. Exceptional items, page F-52

14.	Please more fully explain to us how you determine exceptional items, including how and why certain amounts related to your provisions for bad debts are identified as exceptional.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as set out in the response to comment 4, the Company has revised Note 5 Segment reporting of its financial statements to present in further detail the information reviewed by the chief operating decision maker. In presenting this reconciliation, certain items are identified as exceptional items, which are those significant items, presented separately to the chief operating decision maker, which are separately disclosed by virtue of their size, nature or incidence of occurrence to enable a full understanding of the Company’s underlying financial performance. Refer to our response to comment 4 for full details.

31. Exchange rights, page F-82

15.	You indicate that on February 23, 2017, MTN Group (MTN) exercised its right to exchange its 51% shareholding in Nigeria Tower Interco B.V, (Interco) the holding company of INT Towers Limited (INT), for shares in IHS Holding Limited (IHS). You disclose that IHS previously did not consolidate Interco as IHS only held a 49% stake, and 51% was held by MTN and that Interco is not a business and therefore its consolidation was not recognized as a business combination, but rather as part of the wider transaction with MTN. You also indicate that IHS consolidated the financial position of Interco into the accounts at the carrying value on February 23, 2017. Please more fully explain to us when and how you acquired your 49% interest in INT and how you determined it was appropriate to consolidate INT. Please also explain to us how and why you determined it was not appropriate to consolidate Interco.

Response: The Company respectfully advises the Staff that on December 4, 2014, IHS Holding Limited (“IHS”) entered into an agreement with MTN Group Limited (“MTN”) whereby MTN contributed part of its tower portfolio to a newly formed company, INT Towers Limited (“INT”), to be managed by IHS.

At the time of this transaction, IHS Holding Limited (indirectly through several wholly owned intermediate holding companies) owned 49% of the share capital of Nigeria Tower Interco B.V. (“Interco”), a holding company which owned 100% of the share capital of INT. MTN owned the other 51% of the share capital of Interco. This agreement included the option for MTN to exchange its ownership holdings in Interco for additional shareholding in IHS at a future point in time.

At the time of this transaction and until the exchange transaction described below was consummated, the Company assessed the control criteria pursuant to IFRS 10 paragraph 7 with respect to INT and concluded that the 49% interest in INT did not indicate control by IHS because MTN held the remaining 51% interest, held the majority of the board members and the majority of the voting rights of Interco. While IHS did not have the power to control the relevant activities of Interco, IHS did have significant influence, and thus, equity accounted for the investment in Interco under the provisions of IAS 28.

The operations of INT, however, were not governed by Interco, but rather by the shareholders of Interco via a shareholders agreement between IHS and MTN (the “deed”). Consequently, Interco accounted for INT as an investment only, having no direct control or significant influence over the operations of INT at that point.

The rights and obligations of each shareholder in Interco, and indirectly in INT, were set out in the deed. The primary activities affecting investors’ returns in INT were assessed as the building of towers, the acquisition of clients, daily tower management and maintenance, carrying out the business plan and amending the business plan in response to changes in the operating conditions of INT. The deed stated that the board of INT was responsible for the supervision and management of the INT business and that the board of directors shall delegate this responsibility to the INT CEO, the executive management or the CEO-appointed executive committees. IHS, via the deed, was able to appoint such executive management and therefore had control over the primary business activities of INT, meeting the requirements of IFRS 10 paragraph 7 and thus consolidated INT as a subsidiary.

In February 2017, MTN exercised its option to exchange its 51% interest in Interco for additional shareholding in IHS Holding Limited. Following the exercise of this option in February 2017, Interco owned 100% of INT and consolidated the INT business and IHS Holding Limited consolidated Interco, as the criteria for consolidation under IFRS 10 paragraph 7 was met.

The Company highlights to the Staff that its disclosures previously set out in Note 31 Exchange rights to its financial statements are now included in Note 27 Non controlling interest in this Submission No. 2.

33. Events after the reporting period

(d) Modification to share based payment option terms, page F-86

16.	We note on July 24, 2019 you amended the terms of the LTIP share option plans such that the LTIP awards with respect to an aggregate of 25,446,585,465 share options in existence at that date, were converted into options over 11,908,240,215 ordinary class A shares of the Company, equivalent to approximately 7.5% of the then current total issued share capital of the Company on a fully diluted basis. Please disclose how you will account for this modification and the impact of this modification on your financial statements pursuant to IFRS 2.

Response: The Company respectfully acknowledges the Staff’s comment and provides the Staff with the following analysis of how the modification is applied under IFRS 2.

The amended terms are such that option holders will now receive shares on exercise of their options as opposed to cash, resulting in a change in classification of the share options from cash-settled to equity-settled.

IFRS 2 clarifies that the guidance on modifications also applies to instruments modified after their vesting date. The determination of whether a change in terms and conditions has an effect on the amount recognised depends on whether the fair value of the new amended instruments is greater than the fair value of the original instruments as of the modification date. Given that the terms of the amendment effectively made the share options more valuable by removing the exercise price (albeit at a lower number of shares), the fair value of the new instruments is greater than the fair value of the original instruments, thus the change affected the amount recognized. From the date of amendment, in July 2019, for unvested options, the incremental amount is recognized over the remaining vesting period, and for options already vested at the date of amendment, the incremental amount was recognized immediately.

IFRS 2 B44A requires the following for a change in classification:

•	the existing liability (share-based payment obligation) recognized and measured as at modification date in respect of the cash-settled share-based payment is derecognized;

•	the now modified, equity-settled share-based payment instruments are measured by reference to the fair value of the equity instruments granted at the modification date; and

•	any difference between the previous carrying amount of the liability as at the modification date (on old terms) and the amount recognized in equity at the same date (on new terms) is recognized in profit and loss immediately.

Accordingly, the share-based payment liability that existed before July 10, 2019 has been derecognized and the fair value of the vested options as at July 10, 2019 has been recognized in equity with the related difference in carrying amount recognized as a charge within the income statement. The value of the unvested portion is being recognized in the income statement over the vesting term with the corresponding credit being recognized in equity. The modification has been disclosed in accordance with IFRS 2.47c in Note 27 beginning on page F-78.

General

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Sam Darwish, IHS Towers Limited
Adam Walker, IHS Towers Limited
Ian D. Schuman, Esq., Latham & Watkins LLP
Benjamin J. Cohen, Esq., Latham & Watkins LLP
Roxane F. Reardon, Esq., Simpson Thacher & Bartlett LLP
Jonathan R. Ozner, Esq., Simpson Thacher & Bartlett LLP